August, 10, 2011

Re: Soleil Capital L.P.
Registration Statement on Form 10
Filed June 13, 2011
File No. 000-54435

Dear Mr. Shuman,

Thank you for your time in reviewing the Form 10 as submitted to the Securities and Exchange Commission on June 13, 2011 by Soleil Capital L.P. This letter is in response to your comment letter dated July 13, 2011.

In response to your letter, changes have been made to the document as filed with the Commission. This letter will serve as an index to those changes. For ease of review, your comments appear below in an italicized font.

1. As to item 1, we acknowledge that the registration statement will be effective by operation of law 60 days from the date filed. We have been filing periodic reports since August 9, 2007 and do not wish to withdraw this registration statement.

2. Your business disclosure states that Soleil Capital intends "to form and raise a group of investment funds and vehicles, which [you] will manage; whose objectives are to allocate capital, for long-term appreciation through a strategic and opportunistic approach to investing," and you disclose that you plan to solicit funds from investors for the purposes of acquiring shares in target companies. In light of the company's business, please tell us whether you intend to register as a broker-dealer under Section 15 of the Securities Exchange Act of 1934 prior to commencing operations. If not, provide us with a detailed analysis as to why you believe do not need to register as a broker-dealer.

We recognize that the Commission requires certain persons involved in capital raising activities to register with the Commission under section 15 of the Securities Exchange Act of 1934. We also recognize that under limited circumstances, certain exemptions are available from registration. We have not conclusively identified whether an exemption from registration will be available to Us and or if We will be required to register as a broker-dealer with the Commission. We will consult with counsel on these issues prior to engaging in capital raising activities, however, We believe that as the sponsor of the private investment funds which we plan to manage and in our capacity as the manager and general partner to those funds, that an exemption from registration may be available to us depending on how we conduct the offering and to whom the offering is sold to; alternatively we may engage a registered broker-dealer to serve as a placement agent for our respective funds. If no exemption is available to Us, and we are required to register as a broker-dealer with the Commission; We will do so if possible. To this end we have added a risk disclosure in the first position of the risk factor section discussing this element.

3. We again refer to your disclosure regarding the company's intended business. Please tell us whether you intend to register as an investment adviser under the Investment Advisers Act of 1940 prior to commencing operations, and if not, provide us with a detailed analysis as to why believe you are not required to do so.

In response to this question we have added a disclosure item in the second position of the risk factors section.

Based on our planned business operations, we believe, that once we begin operations we will qualify under the Venture capital exemption of the Dodd-Frank Amendments. Obviously at this point until operations begin, we are not required to register and presumably, we may qualify under an exemption based on the amount of assets under management seperate and apart fomr the Venture capital exemption. Its is important to note, that while We are a publicly reporting company, the investment vehicles which we plan to sponsor and manage as the general partner are in fact private funds.

4. Certain statements and references in your registration statement appear inapplicable to the company, given your disclosure that you have not yet commenced operations. As examples only, we note the following:

We have addressed these items and others throughout the document that required modifications and deletions as necessary to provide more accurate disclosures.

5. Further to the above comment, when you describe the company's business throughout your filing, ensure that all claims relating to events that you expect to occur at a future time are expressed as objectives that may not be accomplished. For example, we refer to your disclosure regarding the fees you expect to charge in connection with the investment management services you aim to provide. To the extent your filing continues to include statements that predict accomplishments in the future, expand to provide meaningful discussions of the events or circumstances that may prevent the accomplishment of these objectives. Please revise accordingly.

In response to this item, throughout the document we have tried to reflect that our plans are prospective and subject to change and that we may not be successful in accomplishing them.

6. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made by penny stock issuers. See Section 21E(b)(1)(C) of the Exchange Act. Accordingly, please delete the reference to the safe harbor.

The statement referencing the Safe harbor has been removed as per your comment.

7 & 8. Risk Factors Items

We have addressed these items and have amended the appropriate sections in accordance with your comments.

9. The preface to the beneficial ownership table and the footnotes thereto indicate that the table provides information with respect to the ownership of your common stock. Please revise to reflect, if accurate, that you are presenting beneficial ownership information for your common limited partnership units. Refer to Item 403 of Regulation S-K. Please also ensure that references to the securities being registered are consistent throughout your filing; in this regard, we note that certain risk factors refer to your common stock, where you appear to be discussing your common limited partnership units.

We have amended the document throughout to remove references to "stock" where applicable and instead referenced Our "common units" and or our "units" also references to "stockholders" have been changed to "Unitholders" as applicable.

10. Recent Sales of Securities, page 27

We have amended this section to accurately reflect all Unregistered shares sold within the past three years.

11. Please update your financial statements to comply with Rule 8-08 of Regulation S-X. Revise related disclosure throughout your filing accordingly.

The Company has updated the financial statements to include all periods through June 30, 2011.

12. Report Of Independent Registered Accounting Firm, page F-1

A going concern statement has since been added to the Company's notes to financial statements. The company incurs relatively nominal expenses in connection with its reporting obligations.

The Company further acknowledges that :

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me with further comments or questions related to the filing and or any of the descriptions of the changes made herein.

Respectfully yours,

Adam Laufer